U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


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1. Name and Address of Reporting Person*

Foster                              Robert                                 G.
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(Last)                              (First)                             (Middle)

                               94 Sea Spray Reach
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                                    (Street)

Yarmouth                               ME                                 04096
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(City)                               (State)                               (Zip)
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2. Issuer Name and Ticker of Trading Symbol

   Meridian Medical Technologies, Inc.
   MTEC
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year
                                 April 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director

[X] 10% Owner

[ ] Officer (give title below)

[ ] Other (specify below)

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7.  Individual or Joint/Group filing (Check Appropriate Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More Than One Reporting Person
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*If the form is filed by more than one person, see Instruction 4(b)(v)

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          3/07/01        X               11,997     A      $8.33                    D
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Common Stock                          3/07/01        S                4,497     D      $12.27                   D
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Common Stock                          3/08/01        S                  500     D      $12.0625                 D
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Common Stock                          3/09/01        S                1,000     D      $12.0625                 D
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Common Stock                          3/15/01        S                6,000     D      $10.875  22,019          D
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Common Stock                          3/08/01        X(1)                16     A      $8.33                    I         (2)
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Common Stock                          3/08/01        S(1)                11     D      $12.375                  I         (2)
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Common Stock                          3/08/01        X(1)                36     A      $8.33                    I         (2)
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Common Stock                          3/08/01        S(1)                24     D      $12.375                  I         (2)
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Common Stock                          3/08/01        X(1)               227     A      $8.33                    I         (2)
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Common Stock                          3/08/01        S(1)               154     D      $12.375                  I         (2)
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Common Stock                          3/08/01        X(1)                36     A      $8.33                    I         (2)
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Common Stock                          3/08/01        S(1)                24     D      $12.375                  I         (2)
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Common Stock                          3/29/01        S                   14     D      $9.5336                  I         (2)
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Common Stock                          3/30/01        S                   64     D      $9.0749                  I         (2)
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Common Stock                          4/02/01        S                    1     D      $9.00    3,648           I         (2)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Warrants to         $8.33    3/07/01  X               11,997 2/28/97  3/14/01  Common    11,997                     D        (2)
Purchase Common                                                                Stock
Stock
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Warrants to         $8.33    3/08/01  X(1)            16     2/28/97  3/14/01  Common    16                         D        (2)
Purchase Common                                                                Stock
Stock
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Warrants to         $8.33    3/08/01  X(1)            105    2/28/97  3/14/01  Common    105                        D        (2)
Purchase Common                                                                Stock
Stock
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Warrants to         $8.33    3/08/01  X(1)            673    2/28/97  3/14/01  Common    673                        D        (2)
Purchase Common                                                                Stock
Stock
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Warrants to         $8.33    3/08/01  X(1)            99     2/28/97  3/14/01  Common    99               225       D        (2)
Purchase Common                                                                Stock
Stock
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Non-Qualified         $8.33    1/11/01  A         7,000      2/28/97  1/11/11  Common    7,000            50,393    D        (2)
Common Stock                                                                   Stock

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Explanation of Responses:

(1) Transaction relates to the cashless exercise of warrants by the following affiliates of the reporting person - BioVentures Partners Limited Partnership, Commonwealth BioVentures IV Limited Partnership and Commonwealth BioVentures V Limited Partnership. The nature of the affiliation is described in greater detail in the footnote below.
(2) As 92.31% owner of Commonwealth Bioventures, Inc., which is General Partner and 30% owner of BioVentures Partners Limited Partnership, which in turn is the General Partner and 1% owner of Commonwealth BioVentures IV Limited Partnership and Commonwealth BioVentures V Limited Partnership, and as 36% owner of CBI Investors, Inc., which owns .06% of Commonwealth BioVenturesIV Limited Partnership and .055% of Commonwealth BioVentures V Limited Partnership.
The indirect ownership holdings also include shares held by reporting person's spouse.
(3) Option grant to reporting person under the Issuer's stock plan. This option vests as to 25% of the underlying shares on the date of grant and as to an additional 25% on each anniversary of the date of grant until the option is fully vested.



      /s/ Robert G. Foster                                      5/10/2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.